Michael J. Alber

Senior Vice President and Chief Financial Officer

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

MIKE.ALBER@ENGILITYCORP.COM

Phone: (703) 375-6409

November 13, 2014

Via EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Engility Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed October 28, 2014
Form 8-K
Filed October 28, 2014
File No. 1-35487

Dear Mr. Cash:

On behalf of Engility Holdings, Inc. (“Engility,” the “Company,” “our” or “we”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated November 4, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014 (the “Third Quarter 2014 Form 10-Q,” and together with the 2013 Form 10-K, the “Reviewed Financial Reports”), and Current Report on Form 8-K filed October 28, 2014.

For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by our responses.

United States Securities and Exchange Commission

November 13, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

1.	We note declines in revenue during the periods presented and continued declines in legacy revenue during the interim periods, including reduced demand for services supporting military efforts in Afghanistan and Iraq. In order for investors to better assess the potential continuing impact of this trend, please revise future annual and quarterly filing to quantify the amount of revenue you recognized during each period presented related to such military efforts. Please also revise future annual and quarterly filings to more fully address your expectations regarding the continuation of the negative revenue trend and your plans to reverse it.

Response: We respectfully advise the Staff that we quantified our total revenue declines related to Afghanistan and Iraq in our revenue discussion in the Results of Operations section of our Management Discussion and Analysis in our Reviewed Financial Reports. For example, on page 31 of our 2013 Form 10-K we disclose that the decrease in revenue from fiscal year 2012 was primarily the result of “$82 million in reduced demand for services on certain major contracts supporting military efforts in Afghanistan and Iraq, which resulted from the drawdown of U.S. military forces in these countries.”

With respect to our plans to reverse the negative revenue trend, we respectfully advise the Staff that we believe our Reviewed Financial Reports reflect our strategy to increase our presence in the Federal Civilian and non-defense related contracts to offset the general decline in revenue we have experienced from DoD sources, including those related to the military efforts in Afghanistan and Iraq. For example, the Management Discussion and Analysis section of our Third Quarter 2014 Form 10-Q discusses our January 2014 acquisition of Dynamics Research Corporation (“DRC”), and notes that this transaction reflects our strategy to increase our exposure to Federal Civilian revenue sources. Specifically, in the subsection entitled “Economic Opportunities, Challenges, and Risks” on page 15 of our Third Quarter 2014 Form 10-Q, we stated, “[t]he decrease in DoD-related revenue reflects our strategy to increase our presence in the federal civilian and non-defense-related contracts, in anticipation of continued declines in overall defense-related spending. This strategy is highlighted by our January 2014 acquisition of DRC, which currently generates approximately 40% of its revenue from non-DoD customers.” In addition, we also highlighted this shift in our revenue sources in the Key Performance Indicator table of our Third Quarter 2014 Form 10-Q, which depicts our split between DoD and Federal Civilian revenue sources.

Although we have determined that revenue related to Iraq is immaterial to our financial statements (approximately 2% of total revenue in fiscal 2013 and expected to be 0% in fiscal 2014), in response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (“2014 Form 10-K”), to quantify the amount of revenue we recognized during each period presented related to the military efforts in Afghanistan as well as to more fully address our expectations regarding the continuation of any negative revenue trend and our plans to reverse it.

United States Securities and Exchange Commission

November 13, 2014

Liquidity and Capital Resources, page 35

Contractual Obligations, page 38

2.	Please revise the table of contractual obligations in future filings to include estimated interest payments or to provide a footnote to the table that discloses such information, including the significant assumptions used to calculate such amounts.

Response: In response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our 2014 Form 10-K, to include estimated interest payments in the table of contractual obligations and will include disclosure of significant assumptions used to calculate such amounts.

Critical Accounting Policies, page 39

Goodwill, page 40

3.	We note your disclosures related to goodwill impairment charges you recorded during the periods presented as well as the goodwill impairment analysis you performed during the most recent fiscal year. We note your current disclosures do not quantify any significant assumptions underlying your analyses. In order for investors to more fully assess the reasonableness of your fair value estimates, please revise future filings to provide the following additional disclosures:

•	Disclose the relative weight you gave to each method you use to determine fair value, including how they were determined and, if applicable, the rationale for any changes during the periods presented;

•	Quantify the most significant assumptions you used in your recent impairment analysis, including the long-term growth rate and WACC and address how you determined the long-term growth rate is reasonable in light of the historic declines in revenue;

•	Provide a sensitivity analysis disclosing the impact of changes in significant assumptions on your fair value estimates;

•	Disclose the percentage by which your most recent estimate of the fair value of your reporting unit exceeds its carrying value; and

•	Quantify the changes in the most significant assumptions that resulted in the goodwill impairments you recorded.

Please provide your proposed disclosures in your response letter.

United States Securities and Exchange Commission

November 13, 2014

Response:

In response to the Staff’s comment, we will revise our goodwill impairment disclosure in future filings, beginning with our 2014 Form 10-K, to quantify any significant assumptions underlying our goodwill impairment analysis and provide the additional disclosures as described below. Please see below our proposed draft disclosure and/or response with respect to each of the Staff’s above-requested items.

•	Disclose the relative weight of each method used to determine fair value, including how they were determined and, if applicable, the rationale for any changes during the periods presented.

2014 Goodwill Measurement

We considered the Income Approach, Guideline Public Company Method and the Guideline Transaction Method to evaluate our goodwill for potential impairment as of [November 30, 2014]. To determine fair value, we used the Income Approach, Guideline Public Company Method and the Guideline Transaction Method weighted [X%, X%, and X%], respectively.

2013 Goodwill Measurement

We considered the Income Approach, Guideline Public Company Method and the Guideline Transaction Method to evaluate our goodwill for potential impairment as of November 30, 2013. The three methods returned value indications that were supportive of one another and corroborative of the value conclusion. We determined to eliminate the results of the Guideline Transaction Method result as the companies were less comparable to ours. We weighted the remaining Income Approach and Guideline Public Company methods equally as they were considered to be equally reflective of our fair value. In performing our analysis to determine fair value we applied the same weightings used in our 2012 impairment analysis, which resulted in a higher fair value than those used in our determination of fair value in 2013.

2012 Goodwill Measurement

We considered the Income Approach, Guideline Public Company Method, and the Guideline Transaction Method to evaluate our goodwill for potential impairment as of September 28, 2012. To determine fair value, we used the Income Approach, Guideline Public Company Method, and Guideline Transaction Method weighted 75%, 12.5% and 12.5%, respectively.

United States Securities and Exchange Commission

November 13, 2014

•	Quantify the most significant assumptions used in the impairment analysis, including the long-term growth rate and WACC and address how you determined long-term growth rate is reasonable in light of the historic declines in revenue.

For the 2014, 2013 and 2012 fiscal years, the long-term growth rate developed by management for purposes of our goodwill impairment analyses was [XX%], 2% and 6%, respectively, and the weighted average cost of capital (WACC) used was [XX%], 10.0% and 15.75%, respectively. The long term growth rate was evaluated considering the discrete projection period and long-term industry and economic factors.

•	Provide a sensitivity analysis disclosing the impact of changes in significant assumptions on fair value estimates.

We do not believe additional disclosure including a sensitivity analysis is necessary given the fact that fair value exceeded book value by 20% in our 2013 impairment analysis. For such time as we have significant fair value cushion over book value, we do not feel that a sensitivity analysis is necessary in order for our investors to more fully assess the reasonableness of our fair value.

•	Disclose the percentage by which your most recent estimate of the fair value of your reporting unit exceeds its carrying value.

For the 2014 and 2013 goodwill impairment tests, fair value exceeded book value by [XX%] and 20%, respectively.

•	Quantify the changes in the most significant assumptions that resulted in the goodwill impairments you recorded.

2012 Goodwill Measurement    In connection with the preparation of our third quarter of 2012 financial statements, we conducted an interim test of our goodwill as of September 28, 2012. Our decision to conduct this review was a result of multiple events following the Spin-Off, including the change in our cost of capital as a stand-alone company. Following this review, we recorded a goodwill impairment charge of $426 million due to a decline in the estimated fair value of each reporting unit. The decline in fair value was primarily due to a change in the discount rate from the prior year and the elimination of a potential tax structure from our business unit valuation model, which increased the fair value of our reporting units in prior years. The change in the discount rate from 7.1% to 15.0% or 16.5% depending on the reporting unit was due to our increased costs as a stand-alone company compared to L-3. Our prior year assessment of goodwill as of November 30, 2011 also included the fair value of a potential tax structure, which assumed that each reporting unit would be sold as a separate asset. There are substantial tax savings available to a purchaser for an asset sale as opposed to the purchaser of an entire entity by stock purchase or merger. As a result of our strategic realignment announced in September 2012 and implemented during the first quarter of 2013 in which Engility will be operated as a single company going forward, we no longer include the fair value of this potential tax structure.

United States Securities and Exchange Commission

November 13, 2014

Item 8. Financial Statements and Supplementary Data, page 45

General

4.	Please revise future filings to disclose revenue by service line as required by ASC 280-10-50-40 and provide the other entity-wide disclosures required by ASC 280-10-50-41 and 42

Response: We do not believe further disclosure is required by ASC 280-10-50-40 as the Company has historically generated approximately 5% of its total revenue from product sales. We therefore do not feel that such disclosure would be material or necessary to reasonably inform our investors. Further, we do not believe other entity-wide disclosures are required by ASC 280-10-50-41 and 42 as the Company considers its revenue from contracts with the U.S. Federal Government, which accounted for more than 98% of total revenue in fiscal 2013, to be a single source of revenue from within the United States and substantially all of the Company’s long-lived assets are located within the United States.

In regards to ASC 280-10-50-42, we respectfully advise the Staff that the Company has disclosed in footnote 2 on page 56 in our 2013 Form 10-K that revenue from the U.S. Government was approximately 98%, 99% and 98% for the years ended December 31, 2013, 2012 and 2011, respectively.

3. Goodwill and Identifiable Intangible Assets, page 57

5.	We note that prior to January 1, 2013 you had five reporting units and two reportable segments. Please fully explain to us the specific facts and circumstances regarding your strategic realignment, including if and how your management structure and internal reporting changed due to the realignment, as well as the resulting impact on your previous reporting units, operating segments and reportable segments. Also, if applicable, please explain to us how your aggregation of operating segments into a single reportable segment after the realignment complies with ASC 280-10-50.

Response: As the Staff is aware, the Company became an independent public company following its July 2012 Spin-Off from L-3 Communications Holdings, Inc (L-3). Prior to the Spin-Off, L-3 had organized our 2012 reporting units as highly independent business units. Each unit had its own leader and supporting organizations such as accounting and finance, human resources, business development and contract support organizations. Subsequent to the Spin-Off, our management decided to realign the Company beginning in January 2013 (the “Realignment”), and identified our Chief Executive Officer, Mr. Tony Smeraglinolo, as our Chief Operating Decision Maker (CODM).

Since the completion of the Realignment, our CODM only receives and evaluates consolidated financial information in order to allocate resources and assess performance. As a result, we determined that we have a single operating and reportable segment and consequently do not aggregate any operating segments.

United States Securities and Exchange Commission

November 13, 2014

Following the Realignment, we had five business units. Each business unit had a leader responsible for customer service, project management and project profitability. Each business unit leader reported to the Chief Operating Officer who in turn reported to our CODM. We identified each business unit as a separate reporting unit.

We also considered the aggregation criteria with regard to our reporting units in accordance with ASC 350-20-55-7 and ASC 280-10-50-11. Given the similarities of the multiple business units that comprise Engility, we performed a qualitative and quantitative analysis to determine if aggregation was appropriate. We considered that when determining aggregation for reporting units, every factor in ASC 280-10-50-11 need not be met in order to be considered economically similar, and the assessment is a matter of judgment and therefore should be more qualitative than quantitative (ASC 350-20-55-6).

We qualitatively assessed our five business units and determined that they were similar in terms of each of the nature of the services, the service process, the class of customer, the methods used to provide the services, the nature of the regulatory environment, the manner in which the business is operated and the extent to which there are shared resources.

ASC 280-10-50-11 provides that similar long-term financial performance would be expected if their economic characteristics were similar. In performing our analysis we considered both historical results and future expectations for the business units’ gross margins and we determined they were similar.

Based on the primarily qualitative, but also quantitative, analysis performed, we determined aggregation of the reporting units was appropriate for the purposes of goodwill impairment testing. Thus, the five individual business units (which were deemed to be potential reporting units) are aggregated up to the Engility consolidated level for purposes of goodwill impairment testing in accordance with ASC 350, Intangibles – Goodwill and Other.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

3. Business Acquisition, page 5

6.	Please revise future filings to disclose earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1).

Please revise future filings to disclose the amount and location of acquisition costs as required by ASC 805-10-50-2(f).

Response: In response to the Staff’s comment, we will revise our future periodic filings, beginning with our 2014 Form 10-K, to disclose earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1) and to disclose the amount and location of acquisition costs as required by ASC 805-10-50-2(f).

United States Securities and Exchange Commission

November 13, 2014

Proposed additional disclosure is set forth below:

For the year to date period ended after the acquisition, our acquisition generated [$X] of revenue and [$X] of operating income. For year ended December 31, 2014, we recorded [$X] of acquisition costs for DRC within selling, general and administrative expenses in our Statement of Operations.

13. Subsequent Event, page 14

7.	Please tell us, and revise future filings to disclose, how you intend to account for the acquisition of TASC, including the determination of the accounting acquirer.

Response: We will account for the acquisition of TASC Parent Corporation (which we refer to as TASC) as a business combination under ASC 805 with Engility as the accounting acquirer. We determined Engility was the accounting acquirer in accordance with ASC 805-10-25-5 as Engility will gain control of TASC upon completion of the merger. To make this determination we considered factors as indicated in ASC 805-10-55, including which entity will issue equity interests to effect the combination, board of director composition, shareholder ownership, voting control, restrictions on shareholder voting rights, anticipated management positions and the relative size of the two companies. Engility will be the entity issuing its equity to effect the combination, which is usually done by the acquirer. The post-acquisition board of directors will be comprised of eleven individuals, seven of whom will be the Engility directors and the remaining four of whom will be designated by Birch Partners, LP, the holder of approximately 99% of the outstanding common stock of TASC. While the shareholders of TASC will own between 51% and 51.5% of the combined company common stock following the closing of the transaction, Birch Partners, LP will, at the closing of the transaction, execute a stockholders agreement agreeing to vote (i) until it no longer has any director nomination rights, with respect to the election of directors, all of its shares in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners, LP), other than with respect to its four director nominees; and (ii) with respect to all other proposals, all of its shares in excess of 30% of the total voting power of all issued and outstanding shares of the combined company (between 21% and 21.5% initially) in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners, LP). Thus, with respect to proposals other than the election of directors, Birch Partners, LP will only control and be able to independently vote an aggregate of 30% of the outstanding shares of the combined company. Birch Partners, LP will not be able to transfer ownership for years one through three following the closing of the transaction and will be limited in years four through six. The future combined Engility company will be led by Engility’s current President and Chief Executive Officer, Anthony Smeraglinolo, and John Hynes, TASC’s current President and Chief Executive Officer, will become the Chief Operating Officer of the combined company, reporting to Mr. Smeraglinolo. Another consideration was given to the relative size of the two companies. Engility has greater year revenue, total assets, EBITDA, pre-tax income and employees. All of the above mentioned factors have led us to conclude that Engility will be the accounting acquirer.

We confirm that we will provide disclosure substantially consistent with the above in future filings.

United States Securities and Exchange Commission

November 13, 2014

Form 8-K filed October 28, 2014

8.	We note you present several non-GAAP measures in earnings releases, including adjusted net income and adjusted diluted earnings per share. In future filings, please revise your reconciliations of adjusted net income and adjusted diluted earnings per share to reconcile each measure to the most directly comparable GAAP measure, which we believe are net income and earnings per share, as required by Item 10(e)(i)(B) of Regulation S-K.

Response: We respectfully advise the Staff that included in our earnings release furnished as Exhibit 99.1 to our 8-K filed October 28, 2014 (the “October 28 Form 8-K”) are reconciliations with respect to the use of non-GAAP financial measures used therein. With respect to the non-GAAP financial measures included in the press release announcing the TASC acquisition, which was filed as Exhibit 99.2 to our October 28 Form 8-K, we advise that the Company was relying upon Item 10(e)(6), which provides that the requirements of Item 10(e) shall not apply to a non-GAAP financial measure included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to Rule 425. As the 8-K, including Exhibit 99.2, was filed pursuant to Rule 425, no reconciliation was required with respect to Exhibit 99.2.

Notwithstanding the above, in response to the Staff’s comment, we confirm that we will revise our reconciliations in future filings subject to Item 10(e) of Regulation S-K and/or Regulation G, to further clarify the appropriate reconciliation of adjusted net income and adjusted diluted earnings per share to the most directly comparable GAAP measure, which are net income and earnings per share. For example, we will revise our adjusted net income and adjusted earnings per share schedule as illustrated below:

United States Securities and Exchange Commission

November 13, 2014

ENGILITY HOLDINGS, INC.

Adjusted Earnings Per Share

(in thousands except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 27, 2013	September 30, 2014	September 27, 2013
GAAP net income attributable to Engility	$13,161	$12,008	$32,937	$38,848
Net income attributable to non-controlling interest	1,082	2,049	3,615	4,276

GAAP net income	14,243	14,057	36,552	43,124
Provision for income taxes	9,115	8,699	23,454	27,344

Income tax rate	39.0%	38.2%	39.1%	38.8%

GAAP Income before income taxes	23,358	22,756	60,006	70,468

Adjustments
Acquisition and integration-related expenses excluding amortization	1,606	—	7,716	—
Year-one acquisition-related amortization	1,683	—	4,488	—
Restructuring costs	621	—	1,134	—
Legal and settlement costs	—	—	230	3,228
Bank fees previously capitalized and included in interest expense	—	3,648	—	3,648

Total adjustments	3,910	3,648	13,568	6,876

Adjusted income before income taxes	27,268	26,404	73,574	77,344
Adjusted provision for income taxes (1)	10,641	10,086	28,687	30,003

Adjusted net income	16,627	16,318	44,887	47,341
Net income attributable to non-controlling interest	1,082	2,049	3,615	4,276

Adjusted net income attributable to Engility	$15,545	$14,269	$41,272	$43,065

Adjusted diluted earnings per share attributable to Engility	$0.86	$0.80	$2.29	$2.45

GAAP diluted earnings per share attributable to Engility	$0.73	$0.68	$1.83	$2.21

Diluted weighted average number of shares outstanding	18,065	17,770	17,994	17,592

(1)	The tax provision is calculated using the applicable tax rate.

United States Securities and Exchange Commission

November 13, 2014

In response to the closing comments of the Staff, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (703) 375-6409 or our outside counsel, Ryan D. Thomas, Esq. of Bass, Berry & Sims PLC, at (615) 742-7765. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Alber Michael J. Alber Senior Vice President and Chief Financial Officer

cc:	Thomas O. Miller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC